SECOND AMENDED & RESTATED

INVESTOR DISCLOSURE PACKET

HAF Holdings II LLC

Limited Liability Company Membership Interests



COMMON OWNER CF LLC
Acting as Intermediary




SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:

Pamela Howard

Signature

Pamela Howard

Print Name

Executive Director

Title

5/3/2024

Date

INVESTOR DISCLOSURE PACKET

HAF Holdings II, LLC

(a New York Limited Liability Company)

$250,000 (minimum)

$945,750 (maximum)

Membership Interests in HAF Holdings II, LLC

HAF Holdings II, LLC.

89 Lexington Avenue

Albany, NY 12206

5/03/2024

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Amendment

HAF Holdings II, LLC (the "Company") is filing this Second Amendment to its Form C. The original Form C was filed with the Securities and Exchange Commission on May 16, 2023. (link here - https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/xslC_X01/primary_doc.xml)

The First Amendment was filed on September 29, 2023 in order to update when the company anticipated completing construction and updating the calendar year in which it anticipates first allocating tax credits to investors. (link here – https://www.sec.gov/Archives/edgar/data/1957813/000180773423000010/xslC_X01/primary_doc.xml)

This Second Amendment is being filed to extend the Offering Deadline to June 21, 2024, remove a board member who has stepped down from their role since the original filing was made, and to provide updated financial statements for the most recent fiscal year of the issuer.

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	HAF Holdings II, LLC
State of Organization	New York
Date Company Was Formed	February 26, 2019
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership _____ Not-for-profit Corporation

Street Address	HAF Holdings II, LLC 89 Lexington Avenue, Albany, NY 12206 Attn: Cara Macri
Website Address	https://www.historic-albany.org/

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

The Company has no directors or officers. The Company is a member-managed, New York limited liability company. It is currently 100% owned and managed by its sole member, HAF Hudson MM LLC (the "Managing Member"), which is 100% owned and managed by Historic Albany Foundation, Inc., a New York not-for-profit corporation. Since Historic Albany Foundation, Inc. ultimately controls the Company, through the Managing Member, its Directors and Officers are set forth below:

Person #1

Name	Pamela Howard

All positions with the Company and How Long for Each Position	Position: Executive Director	How Long: 4
Principal Occupation During Last Three Years		
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)	Managed Historic Albany Foundation's fundraising, launched, planned giving program and expanded major gifts program	

Person #2

Name	Matt Malette	
All positions with the Company and How Long for Each Position	Position: Board of Directors, President	How Long: 2 years Board Pres. 5 years on board
Principal Occupation During Last Three Years	Senior Graphic Designer, Spectrum Networks at Charter Communications	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Senior Graphic Designer Senior Graphic Designer Time Warner Cable News	Business: Cable TV News
Business Experience During Last Three Years (Brief Description, if any)		

6

Person #3

Name	Charles P. Silverstein	
All positions with the Company and How Long for Each Position	Board of Directors, Vice President	How Long: VP 2 years, on board 5 years
Principal Occupation During Last Three Years	Legislative Analyst Legislative Analyst New York State Senate, Minority Finance Committee	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #4

Name	Shawn Morris	
All positions with the Company and How Long for Each Position	Board of Directors, Vice President	How Long: VP 1 year, on board 4 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:		Business:
Business Experience During Last Three Years (Brief Description, if any)			

Person #5

Name	Tammy Weinman	
All positions with the Company and How Long for Each Position	Board of Directors, Secretary	How Long: Secretary 1 year, on board 7 years
Principal Occupation During Last Three Years	Organizational Advancement Manager Organizational Advancement Manager Troy Rehabilitation & Improvement Program, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:		Business:
Business Experience During Last Three Years (Brief Description, if any)			

Person #6

Name	Robert Coughlin	
All positions with the Company and How Long for Each Position	Board of Directors, Treasurer	How Long: Treasurer 4 years, on board 4 years
Principal Occupation During Last Three Years	Retired	

8

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #7

Name	Fran Altshuler	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 8 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Associate Directors-Student Interns and Volunteers at Parsons Child and Family Center	Business: Childcare and foster services
Business Experience During Last Three Years (Brief Description, if any)		

Person #8

Name	Michelle Bruck

All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 5 years
Principal Occupation During Last Three Years	Public Information Specialist 2 (Digital Content), NYS Department of Public Service	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Senior Web Specialist University at Albany	Business: Higher Education
Business Experience During Last Three Years (Brief Description, if any)		

Person #9

Name	Schulyer Bull	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 5 years
Principal Occupation During Last Three Years	Vice President of Marketing, Pioneer Bank	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Owner, Fort Orange General Store	Business: Retail
Business Experience During Last Three Years (Brief Description, if any)		

Person #10

Name	S.J. "Jake" Capecelatro IV	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Associate Attorney at Whiteman Osterman & Hanna LLP	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #11

Name	James Gaughan	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Business Experience During Last Three Years (Brief Description, if any)	

Person #12

Name	Kori Graves	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Assistant Professor, University at Albany	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #13

Name	Christopher Hacker	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Owner, Albany Artisans	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #14

Name	Stephen Hickey	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 2 year
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #15

Name	David Hinchen	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 4 years
Principal Occupation During Last Three Years	Artist, self employed	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #16

Name	Michael Lopez	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 2 years
Principal Occupation During Last Three Years	Preservation & Grants Manager, Redburn Development Partners	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #17

| Name | Julie Lundgren | |
| All positions with the Company and How Long for Each Position | Board of Directors, Member | How Long: 2 years |

Principal Occupation During Last Three Years	State Parks Ecologist, NYS Department of Environmental Conservation	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #18

Name	Matt Scheidt	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 8 years
Principal Occupation During Last Three Years	Associate, Architect, John G. Waite Associates, Architects PLLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
Business Experience During Last Three Years (Brief Description, if any)		

Person #19

Name	Angela Sicker

All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	Attorney at the NYISO	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Associate, Barclay Damon LLP	Business: Law
Business Experience During Last Three Years (Brief Description, if any)		

Person #20

Name	Faraz Khan	
All positions with the Company and How Long for Each Position	Board of Directors, Member	How Long: 1 year
Principal Occupation During Last Three Years	President, Khan Construction and Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Khan Construction and Development	Business: Developer
Business Experience During Last Three Years (Brief Description, if any)		

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."4
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

HAF Holdings II, LLC currently has 1 member –the Managing Member, which is solely owned by Historic Albany Foundation, Inc., a New York not-for-profit corporation. As a not-for-profit corporation Historic Albany Foundation, Inc. has no owners. As such the individuals considered to have voting power are the Board of Directors and the Executive Director who are listed above.

§227.201(d) – The Company's Business and Business Plan

About the Project

The purpose of this Offering is to provide investment for development of the Van Ostrande-Radliff House, the oldest extant building in the City of Albany. The building consists of two main components: a Dutch house, the primary structure constructed in 1728 and one of only two Dutch buildings left from the original Dutch settlement of Albany (then Beverwyck), and two industrial additions.

HAF Holdings II will lease the property from Historic Albany Foundation, Inc. (sometimes "HAF") pursuant to a 60 Year Capital Lease (Exhibit D, Exhibit F), which will convey leasehold ownership, including ownership for federal tax purposes, to the Company. The currently vacant Van Ostrande-Radliff House is a 7,180 sqft building in the heart of Downtown Albany. When developed the property will contain an office (1,700 sqft) and two classrooms (1,932 sqft) for Historic Albany, as well as a retail space (4,177 sqft) for the Capital Region's beloved architectural salvage shop, the Architectural Parts Warehouse.

This project is located within the largest area of developable land in Downtown Albany and will be the first of billions of dollars invested in this portion of Downtown. This project will utilize equity proceeds of this Offering, utility grants, and federal and state preservation grants, and Managing Member equity funded by proceeds of HAF's line of credit to finance the development of the Project.

About the Team

Sponsor – Historic Albany Foundation, Inc. Since 1974, Historic Albany Foundation has been the capital city's primary advocate for Albany's neighborhoods, smart development initiatives, and urban growth

17

through historic preservation. We preserve and protect the built environment through education, technical services, advocacy, and the operation of the Architectural Parts Warehouse. Each year we assist hundreds of historic property owners to maintain, rehabilitate and restore their properties. This involves hosting a full schedule of varied and engaging programs ranging from bike tours supporting local businesses, stoop strolls creating a pride of place, and restoration fairs connecting property owners with the people and professionals who know how to take care of their homes.

Pamela Howard – Historic Albany Foundation, Executive Director Pamela Howard has over 35 years of experience in both the nonprofit and the for-profit sectors, an extensive background in successful fundraising and development, financial, personnel and project management expertise. Just before coming to HAF, she was Director of Development at Saratoga Independent School leading them through a successful capital campaign. She was also founder and president/owner of the personal concierge business, At Your Service in Albany.

Cara Macri – Historic Albany Foundation, Director of Preservation Services Cara Macri has a background in building conservation. She has managed the Van Ostrande-Radliff House, its restoration, grants and tours since Historic Albany's acquisition in 2013. She also provides the technical mission based work at Historic Albany, assisting historic property owners maintain and restore their historic properties by providing guidance on treatment, materials, restoration planning, the permitting process, and funding sources.

Architect – Matthew K, Scheidt of John G. Waite Associates Matthew Scheidt is an Associate and Project Manager with John G. Waite, Associates, Architects. He worked for ten years as a preservation architect in Cincinnati, Ohio for Bruce Goetzman, Architect, before returning to JGWA in 2008. Mr. Scheidt oversees production drawings for the rehabilitation and restoration of the firm's historic projects. Mr. Scheidt has worked on some of the firm's most significant projects including Sagamore Hill, Oyster Bay, NY; the Rotunda at the University of Virginia, Charlottesville, VA; and the estate of Franklin D. Roosevelt in Hyde Park, NY, and the restoration of the Cincinnati Union Terminal in Cincinnati, OH

Urban Planning Consultant – Urban Vantage LLC Urban Vantage is a team of urban planning and development professionals based in Buffalo, New York. The firm provides community and economic development solutions with a focus on project implementation. This includes holistic project financing, comprehensive planning, grant writing, and public-private partnerships. The firm has secured roughly $8 million of funding for its clients in recent years. Urban Vantage is providing support for this project, assisting with the preparation of the development budget and operating proforma for the project.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company has no employees. HAF, the sole member of the Managing Member, has 5 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and any financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is seeking to raise a maximum of $945,750 (the "Maximum Offering Amount") but we will move forward with the project and use investor funds if we are able to raise at least $250,000 (the "Target Amount"). If we have not raised at least the Target Amount by June 21, 2024, at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the investments to anyone who has subscribed.

We plan to conduct our initial closing approximately one month after launching this offering, if the Target Amount has been exceeded. We will have a closing for additional funds on the last day of each month in which the milestones listed below are met. Thus, the last day of any month in which a target amount has been reached will be treated as a new "Target Date." For example, if you invest on the 10th day of a month and a target amount is met on the 20th day of that month, you may cancel your investment at any time until 48 hours before the end of that month.

HAF Holdings II, LLC reserves the right to reject any subscription for any reason or without any reason whatsoever.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$945,750
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. _____X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept

commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

HAF Holdings II, LLC will use significantly all the proceeds it receives from investors to pay for construction costs, and architectural design and related fees. If less than the Maximum Offering Amount is raised, then HAF Holdings II will leverage other funding sources to complete the acquisition and construction of the project.

The below targets are set to represent the various stages of the offering that HAF Holdings II, LLC plans to withdraw and begin using funds from the offering.

Use of Money	If we raise target (initial closing)	2nd Target	3rd Target	If we raise Max (final closing)
Construction Costs	$208,406	$416,812	$625,218	$788,400
Architectural and Engineering Fees	$41,594	$83,188	$124,782	$157,350
TOTAL	**$250,000**	**$500,000**	**$750,000**	**$945,750**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- Review the Amended and Restated Operating Agreement and First Amendment to the Amended & Restated Operating Agreement (Exhibit B);
- Review the Investment Agreement (Exhibit C);
- Review the Lease Agreement (Exhibit D);
- Review the Put Option Agreement (Exhibit E);
- Review the Capital Lease (Exhibit F);
- If you have any questions about the information presented in this Form C or the other documentation, use the Q&A section on the project page to ask questions of HAF Holdings II, LLC.
- If you decide to invest, press the *Invest* button; and
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our (the Common Owner) website. See also the Investment Agreement attached, Exhibit B: Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Maximum Number of Securities to be Offered = 3,783

Price of securities = $250 per Unit

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this Offering are units of limited liability company Membership Interests ("Interests") in HAF Holdings II, LLC. If fully subscribed, investors ("Investor Members") in the Offering will own up to 99% of HAF Holdings II. The remaining 1% will be owned by the Managing Member, a wholly owned subsidiary of HAF.

For example, if the Company raises the Target Amount ($250,000), Investors will own 26.17% of Interests in the Company, if it raises the maximum amount set forth above ($945,750), investors will own 99% of the Interests in the Issuer. On the expiration of the "Recapture Period" as defined in the HAF Holdings II, LLC's Amended and Restated Operating Agreement, as amended (Exhibit B), the HTC Investors interest in the HAF Holdings II will be automatically reduced from the amount set forth above to 9.9%, correspondingly, if fully subscribed, each investor's Interests will be **automatically decreased to 10% of such investor's initial Interests** on the Transition Date. The Transition Date means the business day immediately following the later of (i) the fifth anniversary of the final Placement in Service date of the last qualified rehabilitation expenditure associated with the Property or (ii) the date on which all accrued and unpaid Priority Return, Capital Contribution Adjustments, and any other amounts due and owing to each Investor Member have been paid to such Investor Member and there are no outstanding defaults. Each Investor Member will then have the option to require the Managing Member to repurchase its Interests for the lesser of (i) 5% of the Investor Member's capital contributions to HAF Holdings II or (ii) the fair market value of Investor Interest (as established by independent appraisal, without accounting for any minority discount) at such time. Any unpaid priority return owed to Investor Member's (see Exhibit B: Amended and Restated Operating Agreement) will also be paid at such time as the put option is exercised.

The Investor Member's will receive distributions of cash flow of the Company and allocations of profits, losses, and tax credits in proportion to their Interests in the Company, as more specifically set forth in the Company's Amended & Restated Operating Agreement, as amended (Exhibit B).

The Managing Member has, or will, elect to treat its income as federally taxable, pursuant to section 168(h) of the Internal Revenue Code, and has elected to be taxed as a subchapter C corporation.

The Investor Members, under the Company's Amended & Restated Operating Agreement, as amended (Exhibit B), will be entitled to receive an annual priority return equal to one percent (1%) per annum on the portion of each Investor Member's paid-in Capital Contributions which are attributable to the Federal Historic Tax Credits. If unpaid, such priority return will accrue interest at a rate of three percent (3%) per annum and shall be payable on the earlier of (i) future Cash Flow available for distribution being sufficient to pay the distribution shortfall, (ii) the exercise of each of each Investor Members' put option pursuant to the Put Option Agreement (Exhibit E), or (iii) the occurrence of a capital transaction.

The priority of payments after all payments of operating expenses, reserves, and debt (if any), will be the 1% priority return to Investor Members and then additional distributions to equity holders based on their pro-rata Interests in the Company.

An Organizational Chart, depicting the relationship between the Company, Investor Members, Managing Member, and Historic Albany Foundation, Inc., attached as Exhibit G.

Historic Tax Credits

Please note, it is strongly advised that you speak with your accountant about whether you can claim, or how you may otherwise properly use any tax credits that you are allocated by the Company.

The development project by the Company is anticipated to be eligible for New York State and federal historic tax credits. Investor Members will be allocated tax credits in proportion to their Interests in the Company. For each $1.58 invested, the Company anticipates allocating $1.00 of federal tax credits, in 20% increments, from 2025 through and including 2028 and $1.00 of refundable New York State Tax Credits, entirely in the 2025 tax year. This creates a blended investment rate of $0.79 for every $1.00 of federal and state tax credits allocated. For example, if an Investor were to purchase $10,000 of Interests in the Company, they might expect to receive approximately $6,329 of federal Tax Credits (from 2025 through 2029) and $6,329 of New York State Tax Credits in 2025. Investor Members should read Exhibit A: Risks of Investing below to understand reasons that they might not ultimately receive such tax credits.

Federal and New York State Tax Credits differ in how and when they can be used. Federal Credits will be split over 5 years, with 20% available for use each year. If an Investor's total available federal Credits exceeds their federal tax liability in a given year, the remaining credits can be carried forward, up to twenty years, to apply against their tax liability in subsequent years or carried back one year, to be applied against the prior year's tax liability. As the federal historic tax credit is a passive activity credit, there are restrictions against it being applied to tax from certain types of income, including active income, like wage income. While there are some exceptions to this general rule, any exceptions and the applicability of these federal tax credits to your specific tax situation should be thoroughly reviewed with your tax advisor prior to investing or planning to use any of these federal tax credits.

New York State Tax Credits are fully refundable in the tax year they are allocated. For example, if a rehabilitated historic building is placed in service (essentially, occupied) in 2025, the New York State Historic Tax Credits will be allocated by the Company that owns the building, to its members in 2025. The members can then claim the credits, or receive the refund on their 2025 tax returned (which will be filed in 2026). If an Investor's value of New York State Credits exceeds their New York State tax liability (or if they live outside of New York State and therefore have no New York State tax liability) they will receive a refund check from New York State for the value of the unused credits. Notably, this refund is includable as income for federal tax purposes.

Tax Credit Adjustments

There is a possibility that when completed, the project may generate more or less credits than are currently anticipated. In either case, there are procedures summarized below and outlined in the Company's Amended & Restated Operating Agreement, as amended (Exhibit B) for such an event.

In the event that the Company earns fewer tax credits than the anticipated amount (currently anticipated to be $604,629 federal tax credits and $604,629 New York State tax credits for all investor members, in the aggregate), the Company will provide a return of capital to each Investor Member in the amount of $0.84 per dollar of federal historic tax credit less than anticipated based on such Investor

Member's Interests and $0.74 per dollar of federal historic tax credit less than anticipated based on such Investor Member's Interests. For example, if an Investor Member invests $94,760, they are anticipated to be allocated $60,462.90 of federal tax credits and $60,462.90 of NYS tax credits. If instead, they are only allocated $50,000 of each New York State and federal tax credits, the Company would make a return of capital to such investor member in the amount of $16,531.38 ($8,788.84 on account of the federal tax credit shortfall and $7,742.55 on account of the NYS tax credit shortfall)

In the event that the project is evaluated to be eligible for more credits than the anticipated amount (effectively a higher value than the amount of funds invested by the Investor Members), HAF Holdings II will have the right to issue more interest sand raise additional capital so that the total amount invested by the Investor Members will be equal to the amount of credits available. In this scenario, each Investor Member would have the opportunity to purchase additional Interests in proportion to the value of their investment. If an Investor does not wish to purchase additional Interests, they will not be obligated to. If some of the Investor Members choose not to purchase the additional Interests available to them, then other Members of the Company (including the Managing Member) will have the opportunity to purchase the additional available Interests until all additional Interests are purchased. If none of the Existing Members choose to purchase the additional available Interests available to them, or fail to respond in a timely manner, then then Managing Member may cause the Company to issue additional Interests, and sell such Interests to third-parties, provided that such sale of additional Interests (i) complies with all applicable securities laws and (ii) are of the same class of Interests as the Interests sold in this Offering, with no priority to distributions above, or additional voting rights over, the members owning the Interests sold in this Offering.

Limited Voting Rights

You will have limited voting rights to vote on (certain actions to be taken by the Company. In general, these rights are limited to the following items, which are more specifically explained in the Amended & Restated Operating Agreement, as amended (Exhibit B).

I.   To vote on the admission of a successor or additional managing member, in the case the existing managing member resigns, which will require a 75% supermajority of the members, or 50% if a supermajority cannot be reached.

II.   To appoint a replacement "Partnership Representative" if the managing member has resigned, which will require a supermajority (75%) of the members.

III.   Certain special allocations under the internal revenue code, which will require the written request of a supermajority (75%) of the members.

IV.   Dissolution of the Company, which will require a supermajority (75%) of the investor members and the Managing Member to consent to.

V.   To approve an Amendment to the Company's Amended & Restated Operating Agreement (Exhibit B) that has a material adverse effect on the Investor Members, which such Amendment will require an approval of 66.66% of such Investor Members

VI.   To vote on any other matter required to be approved by Members pursuant to the New York limited liability company law.

.

No Right to Transfer

Your Units will be illiquid (meaning you might not be able to sell them) for five reasons:

- The Amended & Restated Operating Agreement, as amended (Exhibit B) generally prohibits the sale or other transfer of Units without the Managing Member's consent, with some exceptions (such as transfers to immediate family members).

- Even if a transfer were to be approved, the Managing Member might condition its approval on a sale or other transfer to the satisfaction of one or more conditions, including without limitation a legal opinion that the sale does not violate Regulation Crowdfunding or any other applicable securities laws.

- If you want to sell, transfer, pledge, or assign your Interests, the Managing Member must consent to such action.

- Even if a sale were permitted, there is no ready market for the Units, as there would be for a publicly traded stock.

- Any transfer of a Interest would have to comply with applicable Federal and State securities laws.

As a result, you should plan to hold your Units indefinitely, with the minimum holding period being not less than 5 years following placement of the project into service (through the Recapture Period).

Schedule K-1

An IRS Schedule K-1 will be issued to each Investor each year, reflecting each Investor's allocable share of the Company's income, profits, gains, tax credits, expenses and deductions for federal income tax purposes, and equivalent schedules for State income tax purposes.

Modification of the Operating Agreement

The terms of the Amended & Restated Operating Agreement, as amended (Exhibit B), Capital Lease (Exhibit F), the Lease Agreement (Exhibit D), or any Project Document may only be modified if such modification has a material adverse effect on each Investor Member if approved by 66.66% of the Investor Members of the Company, as applicable. Otherwise, the managing member shall have the authority to make reasonable modifications.

The Person(s) Who Control the Company

The Issuer is primarily controlled by the Managing Member, which is controlled by its sole Member, HAF. As such, HAF will have effective control and the ability to make most decisions for the Company. The Investor Members will have very limited rights to influence the management or control of the Company. As an Investor Member, investors will have extremely limited rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:

- The Company decides what renovations will be made to the property.
- The Company decides how to advertise the property.
- The Company decides if and when to sell property, and for how much.
- The Company decides whether to rent the property, and for how much.
- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Common Owner CF LLC as follows:

- Onboarding Fee of $2,500 (has already been paid)
- 5% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee.
    - o The first 2.5% of the success fee shall be payable to Common Owner CF LLC in cash upon completion of the Offering.
    - o The remaining 2.5% of the success fee shall be held in the form of Interests in the Company on the exact same terms as the Investors in the Offering.

Common Owner CF LLC owns no Interests in the Company, directly or indirectly, and (except to the limited extent of the success fee set forth above) will not acquire any Interests as part of the Offering, nor is there any arrangement for Common Owner CF LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company has no indebtedness. The Managing Member shall be permitted to cause the Company to incur indebtedness, as reasonably necessary, to Complete the Project. A portion of HAF's capital contribution and sponsor loan of $500,000 to the Managing Member has been or will be funded by a line of credit that is not secured by a mortgage on the Property, but is secured by a fixture filing on certain property of HAF.

Explanation for Investors

The indebtedness listed above is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding Offering

Details of Previous Offering conducted by the Company

HAF Holdings II, LLC has not previously conducted an offering of securities since its formation. Additionally, the Managing Member and HAF have also not conducted an offering of securities in the past three years.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

There are no applicable transactions between the company and insiders.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company has limited liquidity, however, the Managing Member shall invest nearly $2,461,319 in capital contributions to the Company, from the proceeds of HAF's line of credit and certain grants and loans. Specifically, $500,000 of this capital contribution will be funded by a sponsor loan from HAF to the Managing Member, having a thirty-year term, 4.30% interest rate, and being repaid to the extent of available cash flow of the Managing Member. This sponsor loan is not specifically collateralized or secured. Together with the anticipated proceeds of the Offering, and potential additional grants received by the members, or their members, liquidity should be sufficient to complete the project.

Capital Resources

The company has limited capital resources on hand to complete construction in 2025. However, in addition to the liquidity set forth above, the Company has not currently encumbered its real or personal property with any debt and could do so in order to generate additional capital resources to complete construction, if needed.

Historical Results of Operations

There are no historical results of operations for the Company, which was formed on February 26, 2019 for the exclusive purpose of the Project. The Company has no financial activity other than formation expenses, as shown on the Company's reviewed financial statements attached as Exhibit H.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck, Inc. ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified", this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track the Company's progress in raising money on the Offering page at CommonOwner.com

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the Offering.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors
This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the Offering becomes effective.

HAF Holdings II, LLC solicited interest for this offering through a "testing the waters" campaign under SEC Rule 206. All of the materials included during "testing the waters" are attached in Exhibit I.

Risks of Investing

Exhibit A: Risks of Investing can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_RisksOfInvesting.pdf

Amended and Restated Operating Agreement and First Amendment to the Amended and Restated Operating Agreement

Exhibit B: Amended and Restated Operating Agreement and First Amendment to the Amended and Restated Operating Agreement can be found on the SEC website EDGAR filings at:

https://www.sec.gov/Archives/edgar/data/1957813/000180773423000010/HAF_OAAndAmendment.pdf

Exhibit C

Investment Agreement

Exhibit C: Investment Agreement can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_InvestmentAgreement.pdf

Exhibit D

Lease Agreement

Exhibit D: Lease Agreement can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_LeaseAgrement.pdf

Put Option Agreement

Exhibit E: Put Option Agreement can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_PutOptionAgreement.pdf

Exhibit F

Capital Lease

Exhibit F: Capital Lease can be found on the SEC website EDGAR filings at:

https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_CapitalLease.pdf

Exhibit G

Organizational Chart

Exhibit G: Organizational Chart can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_OrgChart.pdf

<u>**Exhibit H**</u>

Financial Statements

HAF Holdings II, LLC
(the "Company")
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents





RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HAF Holdings II, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 6, 2024

HAF HOLDINGS II, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-Current Assets:		
Intangible Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Capital Contributions	50,150	285
Retained Earnings (Deficit)	(50,150)	(285)
TOTAL EQUITY	-	-
TOTAL LIABILITIES AND EQUITY	-	-

HAF HOLDINGS II, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Revenue	-	-
Gross Profit (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	40	285
Insurance	-	-
Interest Expense	-	-
Professional Fees	47,480	-
Property Management	-	-
Repairs	-	-
Taxes and Licenses	2,630	-
Utilities	-	-
Total Operating Expenses	**50,150**	**285**
Total Loss from Operations	**(50,150)**	**(285)**
Other Expenses		
Interest Expense	-	-
Total Other Income/Expense	**-**	**-**
Earnings Before Income Taxes, Depreciation, and Amortization	**(50,150)**	**(285)**
Depreciation Expense	-	-
Net Income (Loss)	**(50,150)**	**(285)**

HAF HOLDINGS II, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(50,150)	(285)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Changes in operating assets and liabilities:		
Intangible Assets	-	-
Other Current Liabilities	-	-
Other Non-Current Liabilities	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	**(50,150)**	**(285)**
INVESTING ACTIVITIES		
Capital Contributions	50,150	-
Net Cash provided by (used in) Investing Activities	**50,150**	**-**
FINANCING ACTIVITIES		
Principal Payments on Mortgage Payable Member Loans	-	-
Net Cash provided by (used in) Financing Activities	**-**	**-**
Cash at the beginning of period	-	285
Net Cash increase (decrease) for period	-	(285)
Cash at end of period	**-**	**-**

HAF HOLDINGS II, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount		
Beginning balance at 1/1/22	-	285	-	285
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(285)	(285)
Ending balance at 12/31/22	**-**	**285**	**(285)**	**-**
SAFE	-	-	-	-
Contribution	-	50,150	-	50,150
Distribution	-	-	-	-
Net income (loss)	-	-	(50,150)	(50,150)
Ending balance at 12/31/23	**-**	**50,435**	**(50,435)**	**-**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HAF Holdings II, LLC ("the Company") was established on February 6, 2019 with the aim of leasing real estate under a 60-year capital lease framework. This arrangement pertains to a building (the Van Ostrande-Radliff House) situated at 48 Hudson Avenue, Albany, New York, and entails the development, construction, operation, and management of the restored structure in adherence to the federal Historic Rehabilitation Tax Credit Program. The Company plans to generate rent revenue from the restored Van Ostrande-Radliff House at the beginning of 2025.

The Company operates in accordance with a Limited Liability Operating Agreement, which delineates contribution obligations, outlines the rights and duties of its members, and specifies the allocation of income and expenses. The Historic Albany Foundation MM, LLC serves as the initial and sole member of the entity.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses for sometime until it generates a profit. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Intangible Assets

Intangible assets include copyrights, patents, trademarks etc.

Capital Contributions

The Company consists of a sole member, Historic Albany Foundation MM, LLC which contributed 100% of the capital.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues from grants from Historic Albany Foundation Hudson MM, LLC and tax credit equity. The Company's payments are generally collected on an as needed basis in order to pay for professional services. The company deferred no revenue for the years ended 2022 and 2023.

General and Administrative

General and administrative expenses consist of formation costs and bank charges. This amounted to $285 in 2022 and $40 in 2023.

Professional Fees

Professional fees consist of costs of legal services, archeological reviews, financial reviews, and tax credit services. This amounted to $0 in 2022 and $47,480 in 2023.

Property Management

Property management expenses include the costs incurred in overseeing and maintaining real estate assets such as property maintenance, property taxes, management fees, and any other expenses directly related to operating the property. This amounted to $0 in both years.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

The Company has not filed its tax returns as of the date of these financials, but has filed for an and is in the process of filing them.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debt or long-term obligations.

NOTE 6 – EQUITY

The Company is a single member LLC. All voting interests are held by a single member (Historic Albany Foundation Hudson MM, LLC).

Voting: All voting interests are held by a single member (Historic Albany Foundation Hudson MM, LLC).

Through 2021, the company received capital contributions totaling $285 to cover start-up costs.

Through 2023, the company received additional capital contributions totaling $50,150 to cover professional fees and tax and licensing expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2024, the date these financial statements were available to be issued. No transactions require disclosure.

Exhibit I

Testing the Waters Information

<u>Exhibit I: Testing the Waters Information</u> can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1957813/000180773423000006/HAF_TestingTheWaters.pdf